[Cadwalader, Wickersham & Taft LLP Letterhead]

May 24, 2017

Via Edgar Transmission

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Christina M. Thomas, Attorney-Adviser

Re:	Buffalo Wild Wings, Inc. (the “Company”)
Definitive Additional Soliciting Materials
Filed April 27, May 2, May 5 and May 11, 2017 by Marcato Capital Management LP et al. (“Marcato”)
Correspondence dated May 11, 2017
File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 16, 2017 (the “Comment Letter”), concerning the above-referenced (i) soliciting materials filed with the Commission on April 27, May 2, May 5 and May 11, 2017 (the “Soliciting Materials”), and (ii) the correspondence dated May 11, 2017 (together with the Soliciting Materials, the “Filings”).

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Response Letter Dated May 11, 2017

1.	The above-captioned response to prior comment 2 of our letter dated May 5, 2017 did not address the requirement under Rule 14a-3(a)(1) that a person soliciting proxies in a nonexempt solicitation must file a proxy statement containing the information specified in Schedule 14A. Due to the participants’ decision to file the proxy statement in definitive form before the registrant had distributed its definitive proxy statement, the participants’ apparent reliance on Rule 14a-5(c) to omit the information from their definitive proxy statement was not compliant with the terms of that rule or Rule 14a-3(a)(1). Given that the proxy supplement filed on May 5, 2017 appears to have provided the previously omitted information otherwise required by Schedule 14A, the supplement revised the definitive proxy statement filed on March 23, 2017 as distinguished from complementing it as the response intimated. While no further comment will be made regarding the participants’ decision not to identify the proxy supplement under the DEFR14A EDGAR header tag and identify it as Amendment No. 1, our prior comment remains outstanding.

Marcato respectfully acknowledges the Staff’s comment.

DFANs filed April 27, 2017, May 2, 2017 and May 11 2017

2.	Predictions as to numerical future market values of the registrant appear on: slide 14 of the April 27, 2017 soliciting materials; within the May 2, 2017 soliciting materials; and on slide 16 of the May 11, 2017 soliciting materials. These predictions each appear under the heading “We Believe BWLD’s Stock Price Could Rise by More Than 2-3x Under Marcato’s Proposal.” Under Note a. to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how the cited statements do not contravene Rule 14a-9 or, in the alternative, make a revised filing to reflect either the factual support for the predictions or the deletion of the cited statements. See Exchange Act Release 16833 (May 23, 1980).

We acknowledge the Staff’s comment and respectfully note that Marcato does not believe that its reference to a broad range of potential stock price appreciation in the event that Marcato’s strategic plan is successfully implemented constitutes “[p]redictions as to specific future market values” in contravention of Rule 14a-9.

Marcato respectfully notes to the Staff that it has not cited a fixed price at which it predicts the Company’s stock will trade at some time in the future and has not cited fixed figures with respect to either the Company’s earnings before interest and taxes (“EBIT”) or the ratio of the Company’s enterprise value (“EV”) to EBIT. Instead, Marcato has attempted to illustrate the potential for value creation if the strategic plan it has proposed is successfully implemented and, with respect to the projected increase in stock price, at what it believes are appropriate industry multiple ranges of EBITDA. To best illustrate this, Marcato has provided a broad range of potential performance metrics and valuations that Marcato believes are conditional upon the successful execution of its strategic plan.

The Commission historically has allowed the use of specific valuations when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values. See SEC Release No. 34-16833 (May 23, 1980), 1980 WL 19232 (“[T]he inclusion by the management or opposition of such valuation in its proxy soliciting material is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.”).

To this end, Marcato has provided extensive support for the Company’s potential stock price increase and the potential increase in the Company’s EBIT margin and EV/EBIT trading multiple during the period through 2021. Marcato’s valuations are based on a good faith and reasonable basis that Marcato has thoroughly explained to the investment public in its filings with the Commission, including numerous public letters and investor presentations, which set forth Marcato’s strategic plan in comprehensive detail. In this regard, we direct the Staff to Marcato’s June 2016 Presentation1, which was cited in each of the above-referenced filings. This presentation lays out in detail Marcato’s in-depth financial analysis, well-substantiated conclusions and ample support from a variety of sources that provide a reasonable basis for Marcato’s belief that the potential increases in EBIT margin, EV/EBIT trading multiple and stock price can be realized through the execution of its strategic plan, which includes but is not limited to:

[1]	The June 2016 Presentation was included in Amendment No. 1 to Marcato’s Schedule 13D, filed on August 17, 2016. A copy of the presentation is also available on Marcato’s proxy website, www.winningatwildwings.com.

•	optimization of the Company’s business model through the sale of Company-owned restaurants to new and existing franchisees, resulting in lower depreciation expense, higher EBIT and an improved trading multiple;

•	revitalization of same-store sales growth through the engagement of operational consultants and refocusing the Company on its historically successful brand and value proposition;

•	establishment of an explicit capital allocation strategy for future capital deployment, focusing on risk-adjusted returns relative to the Company’s cost of capital and other alternatives;

•	improved management incentives, as a result of restructuring compensation to focus on returns on capital and per share value rather than top-line growth;

•	reduced share count, as a result of refranchising and recapitalization of the Company and the subsequent return of capital to shareholders; and

•	simplification of the Company’s operations, resulting in lower general and administrative expenses.

In addition to citing to Marcato’s June 2016 Presentation, the above-referenced slides themselves also summarize the relevant data necessary for an investor to understand the assumptions underlying Marcato’s statements. Accordingly, Marcato believes that the statements in question are neither false nor misleading to shareholders and, in fact, are adequately supported by information previously and concurrently published by Marcato and will help investors benefit from the exhaustive research and financial analysis Marcato has performed.

3.	The participants assert that “Marcato disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts.” As the participants are responsible for the accuracy of all information in the filing, this disclaimer does not appear to be factually or legally supportable. Please avoid making future statements that imply the inclusion of the information creates no legal liability exposure for the participants under the federal securities laws, or advise.

The Staff’s comment is noted, and in the future Marcato will avoid making statements that imply the inclusion of the information creates no legal liability exposure for the participants under the federal securities laws.

4.	Please advise us as to what consideration has been given, if any, to submitting official versions of all text and tabular disclosure provided in graphic and image files in an ASCII document or as text in html format. Refer to Section 5.1 of Volume II of the EDGAR Filer Manual (Version 41) and the last sentence of Rule 304(e) of Regulation S-T.

Marcato hereby confirms that Marcato has filed the DFANs filed April 27, 2017, May 2, 2017 and May 11, 2017, in html format, including all text and tabular disclosure provided in graphic format with searchable text hidden in the background.

DFAN filed May 11, 2017

5.	We note the statements provided by purported employees of Buffalo Wild Wings in Exhibit 4. Please advise us of the steps taken, if any, to verify each commenter’s employment. In addition, please advise us what consideration has been given, if any, to the possibility that affiliates, associates, or control persons of the participants, or some of the participants themselves, manufactured the statements submitted to the website.

We acknowledge the Staff’s comment and respectfully note that Marcato believes that the applicable statements in the Filings were properly attributed to current or former employees of the Company. First, each statement that was attributed to a current or former employee of the Company was identified as such by the person that submitted such statement. Second, Marcato did not include all such submissions to the website in the presentation. Instead, Marcato closely analyzed these statements to evaluate whether the nature and content of such submissions reflected a level of knowledge and detail regarding the Company’s management, operations and strategy that Marcato believes could have come only from Company employees. Furthermore, the comments selected for inclusion reflect patterns of management and decision making that are consistent with our own direct observations and other discussions with industry participants that have engaged with the Company in the past. Such information includes, but is not limited to, information related to:

•	departures of Company mid- and -senior-level employees;

•	plans with respect to research and development investment and new technology initiatives;

•	relationships with third-party food delivery services;

•	issues and plans regarding quality control measures implemented by the Company;

•	mechanisms used by the Company to measure the level of engagement by Company team members; and

•	details regarding rollouts of new brands and international expansion.

Thus, given the nature of the information, Marcato has no reason to believe that, nor is it aware that, any statement or any portion thereof was manufactured by any participant or any affiliate, associate or control person of a participant in Marcato’s solicitation of proxies in connection with the Company’s 2017 annual shareholder meeting.

Marcato also respectfully notes that in the above-referenced filing Marcato discloses the method through which such statements were submitted, providing shareholders of the Company full transparency as to their origin and allowing such shareholders to make their own determination as to the credibility of such statements.

*        *        *

In connection with these responses to the Staff’s comments, Marcato acknowledged to me and I therefore acknowledge on its behalf that:

•	Marcato is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Marcato may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Richard T. McGuire III

Managing Partner

Marcato Capital Management LP

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